EXHIBIT (8)(b)
The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60675
Telephone:  (312)-630--6000

November 5, 1996

Mr. Thomas Stevens
Wilshire Target Funds, Inc.
1299 Ocean Avenue, Suite 700
Santa Monica, CA 90401

Dear Tom:

Per our conversation with Wilshire on November 4, 1996 regarding Northern Trusts process for handling both excess cash balances and overdrafts for the Wilshire Funds, the following procedures will be put into effect for all balances and activities as of 11/1/96:

*	Excess Balances will earn an Earnings Credit Rate
(ECR) based on the average daily collected balances (aggregate of all accounts) in the Wilshire funds. The ECR is based upon the average 90 day T-Bill rate of the previous month. The ECR is calculated monthly and will be reflected on your quarterly invoice as an offset to the respective quarterly Custody fees.

*	Overdrafts will be charged a per-day rate of Fed Funds
+ 100 basis points. Overdrafts charges are calculated daily and included on the quarterly invoice. If the monthly overdrafts charges are less than any Earnings Credits, the overdraft charges will be reflected on the bill for reporting purposes, but will not be an actual hard dollar charge.

Please indicate your authorization of the stated procedure by signing below. Please return one signed copy to my attention for our files. Thank you again for your help and cooperation.

Sincerely,

/s/Peggy O'Leary
Peggy OLeary
Vice President

cc:	G. Lorenzo
M. Lies



The Northern Trust Company			Wilshire Target
Funds, Inc.


/s/Peggy O'Leary				/s/Thomas Stevens
Peggy OLeary				Thomas Stevens